CINTEL CORP.
9900 Corporate Campus Drive, Suite 3000
Louisville, KY 40223
Tel: (502) 657-6077
Fax: (502) 657-6078

February 7, 2007
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Brad Skinner, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	Cintel Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
File No. 333-1000046

Ladies and Gentlemen:

The following addresses the additional comments of the reviewing staff of the Commission set forth in its letter dated January 24, 2007, relating to the Form 10-KSB for the fiscal year ended December 31, 2005 of Cintel Corp. (the “Company”). We respond as follows:

Form 10-KSBfor the Fiscal Year Ended December 31, 2005

Financial Statements

Note 2 Summary of Significant Accounting Policies

e) Revenue Recognition, page F-7

1. We note your response to prior comment 3 where you indicate that all sales in
2005 were to distributors and that each sale had unique payment terms designed to mirror the distributor’s cash flow from the ultimate sale to the end user. Clarify why you believe that under these circumstances, revenue recognition upon delivery of merchandise is appropriate. As part of your response, describe the specific payment terms you offer your distributors. If you offer different terms to different distributors and for different arrangements, indicate this, Please note that, based on your response, it appears that you do not have standard payment terms and that collection generally occurs upon collection by your customers from end users. Accordingly, your fees do not appear to be filed and determinable at the outset of your arrangements. For further guidance, refer to SAB Topic13.A.l. Footnote 5 to SAB Topic 13 indicates that the guidance in paragraphs 26 and 30-33 of SOP 97-2 is appropriate for sales transactions where authoritative guidance does not otherwise exist. Paragraphs 27 through 29 of SOP 97-2 should also be considered in transactions where the risk of technological obsolescence is high.

Response:

We believe that it was appropriate to recognize revenue from sales to distributors at the time of shipment as revenues were fixed, and collections were probable. Our distributors were, in fact, our customers. They did not resell our products. Instead, they used our products in their projects as supplies or raw materials.

As per our previous response to comment 3, we offered different payment terms to different distributors. In most cases, our payment terms mirrored the terms of the distributors’ contracts with their customers. We had the right to legally enforce payments under the terms of the original agreements. In certain circumstances, we extended our terms unless we felt that payments were being unreasonably delayed or the ability to collect our fees may become impaired. We extended our terms to distributors whom we had good experience with and who had a good credit history in order to establish good business relationship.

In cases when payment terms extended over a substantial period of time, we were not required to make concessions in order to liquidate outstanding amounts due under the original terms of the arrangement. This is evidenced by the collection history of the receivables which we provided in our answer to your previous comment 1. As of November 2006, the company collected $665,279 of the $822,000 over 90 days December 31 2005 receivables. The balance was collected in January 2007. Please see attached Schedule for the breakdown of the collections of these receivables by distributor. Our products were essentially like raw materials/supplies in a manufacturing process. They were not resold to end users separately. Risk of obsolescence lied with the distributors who quoted their customers after considering all the risk factors. Products, except defects, were non refundable once they were shipped to the distributors, and the prices were fixed. Per paragraph 28 of SOP 97-2, as we had a standard business practice of using long term contracts and a history of successfully collecting under the original payment terms without making concessions, therefore our revenues were considered fixed and determinable, and we should and had recognize revenue upon delivery of our products.

Paragraph 30 of SOP 97-2 described factors to be considered in a reseller arrangement. As described above, this was not the case with our company. Distributors did not resell our products. They used our products as raw materials/supplies for their projects. The numbers of products they ordered from us would be determined when they did their budgets for the projects and quoted their customers. There was no uncertainty about the potential number of units they needed when we shipped the products. In addition, returns were not allowed per our sales contracts with the distributors.

Similarly, as distributors had no right of return and there was no Fiscal Funding Clause in any of our sales arrangements, paragraphs 31 to 33 of SOP 97-2 does not apply.

Based on the above, it was appropriate to recognize revenue when products were shipped.

Note 10. Income Taxes, pageF-17

2. We note your response to prior comment number 8 and the corresponding revisions to your financial statements. We further note that you continue to report a net deferred tax asset and a related tax benefit as of and for the year ended December 31, 2004.

As noted in our prior comment, you were in a cumulative loss position as of December 31 2004 Additionally, given the degree and objective verifiability of the negative evidence represented by your cumulative losses projections and other subjective factors are not sufficient to support a conclusion that a valuation allowance is not required. Accordingly, revise your financial statements to reflect a valuation allowance as of December 31, 2004 that is consistent with your recent earnings history and the requirements of SFAS 109.

Response

Financial statements for the year ended December 31 2004, quarters ended March 31, June 30, and September 30 2005 have been adjusted to write off the tax benefits recognized in the period. Statements for the year ended December 31 2005 and the quarters thereafter have also been adjusted to reflect the changes in opening retained earnings and comparative figures. These amended filings will be filed on or before Friday February 9, 2007.

Should you have any questions, please do not hesitate to contact the undersigned at (502) 657-6077.

Very truly yours,

/s/ Sang Don Kim

Sang Don Kim

Breakdown of receivables of more than 90 days
As at March 31 2006
		Collected as at Nov-07	Collected as at Jan-07	Bal Jan-07
	$	$	$	$

Zenlink	230,685	74,373	156,312	-
GinTech	172,985	172,985	-	-
Penta Cube	114,919	114,919	-	-
Cintech	302,572	302,572	-	-
Misc	430	430	-	-
	821,591	665,279	156,312	-